Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

Announcement on the Resolutions of the Ninth Meeting of the Fourth Session of the Board

of Supervisors of China Life Insurance Company Limited

The ninth meeting (the “Meeting”) of the fourth session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on December 17, 2013 at the conference room located at A16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated December 3, 2013. All five supervisors of the Company attended the Meeting in person, including Xia Zhihua, Shi Xiangming, Luo Zhongmin, Yang Cuilian and Li Xuejun. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedure for the Supervisory Board of the Company.

The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who attended the Meeting passed the following resolutions unanimously after sufficient review and discussion:

1.	Passed the Proposal on Matters relating to the Management of the Regional Audit Center

Voting result: 5 for, 0 against, with no abstention

2.	Passed the Proposal on the Sichuan Survey Report of the Supervisory Board of the Company

Voting result: 5 for, 0 against, with no abstention

3.	Passed the Proposal on the Working Plan of the Supervisory Board for 2014

Voting result: 5 for, 0 against, with no abstention

4.	Passed the Proposal on the Supervisory Workflow for the Preparation of the Annual Report

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

December 17, 2013